Rio Tinto plc AGM – Address by the chief executive

London, 16 April 2015

Sam Walsh, chief executive

**Check against delivery**

Thank you, Chairman.

Good morning ladies and gentlemen.

It is a real pleasure to be here today and it is my privilege to be leading your great company.

A company that has the best assets and the best people in the industry.

We have strong customers and marketing capabilities and an unquestionable commitment to our core values. Teamwork, accountability, respect and integrity.

When I came into this role just over two years ago, I talked about how we would improve, strengthen and deliver results – all with the aim of delivering value to our shareholders.

And last year at this time, I talked about how we would build on the operating and commercial excellence your company has long been known for.

This year, I am happy to report that – even in the challenging operating environment of 2014 – your company has delivered excellent results.

What is most pleasing is that we have significantly increased cash returns to you, our shareholders. I often say to my team around the world, my plan is my promise, and I am thrilled that we have been able to keep our promise to materially increase shareholder returns.

And we have done it at the same time, reducing our debt.

We now have one of the strongest balance sheets in the industry and we are focused on further performance improvements.

Rio Tinto’s qualities mean that we thrive in challenging times. Our sound results in 2014, in a time of market uncertainty, only reinforces this fact.

As the industry has faced tough commodity markets, we have returned to a position of strength.

And that strength gives me confidence that we will continue to deliver value throughout the cycle, whatever the environment.

It’s the kind of strength that comes, in part, from having a world-class portfolio of assets. But that’s just one element of the value equation.

We also have an outstanding team of 60,000 employees operating those assets, right around the world.

It is this, together with significant support from our stakeholders and partners, which makes our business success possible.

Recently I have been fortunate enough to visit many of our operations including our Resolution copper project in Arizona, our remarkable copper operation in the South Gobi desert of Mongolia, and our coal assets in Australia.

During these trips I met a lot of people. Our employees, our partners, and community members were incredibly kind to host us. It confirmed we do very valuable work. We provide jobs and improve livelihoods. But I have also learnt that what matters in business, as in life, is having quality relationships.

It is important that we value and cherish our relationships with our customers.

It is important we add value to the communities and governments that host us.

It is important we value the relationships we have with suppliers and our many partners around the world.

We deal with complicated issues and we continue to listen and be transparent. These characteristics are what make Rio Tinto unique. They are also what makes for a world-class business.

Of course, great businesses keep their people safe and there is nothing more important than this.

As I reflect on the many ways we have transformed the business for the better, safety is an area in where we need to do better.

At first glance, the news looks good. In 2014, our key safety indicator – the all injury frequency rate – fell by nine per cent. From that perspective, it was our best safety year ever.

And over the last 15 years, we have reduced all injuries by 85 per cent.

But that is not good enough. That doesn’t count when a colleague is killed at work.

It is with great sadness I report that two of our employees were killed at work last year, and there were two more fatalities in early 2015.

These are tragedies. All of us at Rio Tinto feel each loss. They happened on our watch. They are unacceptable and we simply must do better.

The positive safety trends are real, but they are not reliable predictors of fatalities. Therefore, I want to take some time here, today, to talk about each one of these fatalities. We have a responsibility to learn from them.

In February last year, at the Gove alumina refinery in Australia, an employee died while carrying out maintenance work on a kiln.

In November last year, in Canada, a landslide on public ground derailed an iron ore train, killing the locomotive driver.

In January this year, in Madagascar, an operator drowned when the ground beneath an excavator gave way and the equipment and the operator slid into a large tailings pond.

And in February this year, in South Africa, a security guard died when his car rolled over on a public road.

So, even though our safety performance has been steadily improving, we will not call our safety efforts a success until all of our people arrive home safely from work every day. As industry leaders we set the highest standard.

In 2015, we substantially updated our safety strategies, procedures and training, learning from our serious near misses and fatalities.

The work to make Rio Tinto safer will never stop.

Right across Rio Tinto, we have a culture of performance and learning. And this is fully embodied in our 2014 results. You see a company that’s been transforming, delivering and succeeding.

In particular, we have driven a financial transformation by focusing on cash generation, ensuring that every dollar is spent wisely.

At the same time we have been focusing on reducing our costs. Compared with the 2012 base, we have now reduced our annual operating cash costs and evaluation spend by $4.8 billion.

In 2014, we achieved substantial cost reductions across our portfolio with around $900 million coming out of our Copper group, $800 million each from our Aluminum and Energy groups, $700 million from Iron Ore, and $400 million from Diamonds and Minerals, and our central functions.

Importantly, we’re not stopping there. We are restless to do even more and have set a target for a further $750 million cost reduction for 2015.

We have more than halved our capital spend since 2012 to just over $8 billion last year. This year it will be less than $7 billion.

And we have liberated significant working capital, releasing $2.1 billion of cash from our inventories and receivables. All of these factors added together helped us generate free cash flow of $14.3 billion in 2014.

By focusing on cash and tightening our capital allocation, we have a balance sheet few in our industry can match.

In capital intensive industries like ours, a robust balance sheet is a competitive advantage – especially during periods of market uncertainty. It protects the business, it protects shareholders and it creates a platform for the future.

Moreover, it provides the flexibility to undertake future projects − when the value case is compelling.

And it underpins our ability to reward you our shareholders – as we did in 2014 - through announcing a total cash return to shareholders of almost $6 billion.

Our strong financial results reflect a disciplined execution of our long-standing strategy: to operate long-life, low-cost, expandable assets in the most attractive industry sectors.

The quality of our assets puts your company in an enviable position.

But as I suggested earlier, it’s not enough just to have world-class assets, you’ve got to run them with equally matched world-class operational and commercial expertise.

Our team around the world made many operational improvements in 2014, delivering significant value to you. I’d like to share a few of the highlights.

At our iron ore operations in Australia, Andrew Harding and his team ensured the expansion to 290 million tonnes was delivered two months ahead of schedule. We have also substantially reduced our operating costs.

No matter how you look at our Iron Ore operations, there is no doubt it is a world-class business.

The ability to consistently deliver an attractive EBITDA margin through the cycles, over many years, has been a trademark of our Iron Ore business.

We have worked hard to stay in front of the challenges associated with the market, particularly at a time of lowering iron ore prices. It is imperative that we continue to do this.

With iron ore now trading around $50/t delivered into China, we have more to do to ensure that we maintain the margin between ourselves and the high cost producers.

Being the lowest cost producer is not about a competition, or a bid to secure bragging rights. Rather, it’s fundamental to the health of our business.

The global iron ore market is in a period of transition, with high-cost supply being supplanted by low-cost production.

We have already seen the winding back of iron ore supply from Chinese producers, on top of production cuts from high-cost seaborne suppliers.

And major industry shifts of this nature never take place in a smooth and uniform manner, so we can expect continued bumps, before the market settles at a new equilibrium.

Operating in a global market has always presented cyclical challenges and we have worked hard to stay ahead of the sector. In today’s environment, more than ever, it is essential, that we remain one step ahead.

And we continue to lead the industry in adopting technology that delivers higher productivity, better safety, and lower environmental impact.

We now have 57 driverless trucks in operation, delivering more tonnes, on less fuel, and the trials have begun on the world’s first autonomous, heavy-haul railway.

Our Pilbara network of trucks, trains, ports and a fleet of over 200 vessels is integrated and unrivalled.

Our aluminium business – which has undertaken more than 500 efficiency initiatives – has grown to be a significant contributor, doubling its underlying earnings year on year.

In 2014, our Aluminium production was broadly in line with the previous year’s production. Now, that may not sound impressive, but maintaining output hides the fact that eight smelters achieved production records in order to offset closures and curtailments elsewhere.

When the new Kitimat smelter, in British Columbia, pours first hot metal in the coming months, more than 80 per cent of our smelters will be in the lowest-cost quartile.

And Kitimat will only enhance your company’s position as one of cleanest, greenest producers of aluminium. Our emissions intensity will be about half the industry average.

As someone who has spent seven years in Rio Tinto’s aluminium business, it is great to see such a tremendous transformation that is led very capably by Alf Barrios and his team.

As most of you know, before joining Rio Tinto I worked in the automotive industry, so I’m thrilled that our metal goes into one out of every four aluminium alloy wheels in the US car market. Now we just need to get the other three.

Our copper business is another product group where we’ve driven marked improvements in productivity.

In Utah, our Kennecott operation increased cash flow, while in Mongolia the ramp-up of Oyu Tolgoi led to record production and lower costs.

Jean-Sebastien Jacques and his team have delivered impressive cost improvements, and they have reshaped the Copper product group, preserving EBITDA margins of 42 per cent year-on-year.

And in 2014, we opened the Processing Excellence Centre, after successful trials at a number of copper and energy sites.

That Centre – in Brisbane – provides real-time comparisons of the mill circuits and float tanks at the copper concentrators in Mongolia and Utah.

Another example of our applying innovation to increase performance and lower costs.

In our coal business we set production records at Hail Creek and our Hunter Valley operation. The aggressive programme of cost and productivity improvements during the past two years, delivered more than $800 million in savings.

Although the coal market continues to be extremely tough, we are focusing on cash generation and cost reductions. Our Australian operations were cash flow positive last year, but we’re not satisfied with the current level of returns on these assets. We are working hard to further improve performance from these businesses.

In our diamonds and minerals business, led by Alan Davies, we delivered a 43 per cent increase in net cash in 2014 – by being agile in aligning production with the market conditions for its different commodities.

These are all highlights from 2014. That is, of course, last year.

I am eager and excited to see what we can do in the year ahead.

Today, much of the mining industry is looking forward with some hesitation due to uncertain markets.

But we’re confident in our ability to continue to meet our customer’s needs.

The quality of our assets, our high productivity, our low costs, and our robust balance sheet, all create a platform for sound growth, even in challenging market conditions.

We have a compelling pipeline of quality growth projects. This means we can be selective: making sure that only the best projects can attract investment.

In other words, only the projects with the most attractive returns will proceed: the projects that will deliver the most additional value to shareholders.

By way of example, this year in the Pilbara we will undertake low-capital-cost brownfield expansions as we grow our capacity. And this will be achieved at a capital intensity of approximately $9 a tonne, continuing to confirm our competitive position as the world’s lowest-cost supplier of seaborne iron ore.

Our Pilbara expansion represents a clear and consistent strategic response to the unprecedented long-term growth in China. The world remains on a path towards greater urbanisation. It should be remembered that growth of just one per cent per year is required for China to reach one billion tonnes of crude steel production by 2030.

We have some exciting growth prospects in Copper and these will progress at the right time, and only on sound commercial terms that protect and enhance value.

At Resolution - which is one of the world’s largest and best undeveloped copper deposits - we made some good progress with the land exchange in 2014, and we hope to make further progress in 2015.

And, of course, discussions in Mongolia continue with the Government, to progress the underground development of Oyu Tolgoi.

In South Africa, we are progressing studies for Zulti-South to further optimise our titanium dioxide operations at Richards Bay.

In Australia, I am pleased to report that recent steps towards government approvals for Mt Thorley Warkworth will ensure that the 30-year-old mine can continue. This will be good news for over 1000 employees and the hundreds of businesses that depend on the mine.

In our bauxite business, we continue to look at options for the South of Embley bauxite project, to maintain and build on our long history of exports from northern Australia.

And in Guinea, we continue to work on the bankable feasibility study for Simandou.

If I may just take a moment on Simandou. I would like to pay special tribute to the wonderful work of our team during the Ebola epidemic in West Africa. I want to acknowledge the great work which ultimately touched thousands of people, and which succeeded in preventing any infection amongst our employees and their families.

For those efforts, the President of Guinea, Alpha Condé, has expressed his deep gratitude.

So, let me close by saying your company has strong foundations, we have deep expertise, and solid options for growth. We also operate in an uncertain world that will continue to present new challenges.

Now is certainly not the time for complacency.

In February, I announced the further streamlining of our business.

As part of these changes, we consolidated from five product groups to four.

The coal assets of the former Energy group have now become part of a new Copper & Coal group, and the uranium assets have become part of the Diamonds & Minerals group.

We also consolidated a number of corporate functions. With such changes, unfortunately some great and dedicated people have left the company.

One of those who left us is Harry Kenyon-Slaney, and I would like to recognise his significant contributions. Harry served our company for nearly 25 years, most recently as a member of the Executive Committee, leading the transformation of our Energy business.

We made these changes because, whilst 2014 was a year of financial achievement, we knew that 2015 would be a tough year for the industry.

We can’t control all the external factors, but we will take charge of the things we can:

• We will continue to improve our safety;

• We will keep reining in our costs, making sure every dollar is wisely spent;

• We will maintain our relentless focus on efficiency and productivity; and,

• We will continue to deliver superior value for you, our shareholders.

I would like to thank our 60,000 employees for their dedication and hard work, our stakeholders for continuing to partner with us, and you, our shareholders for investing in our great company.

I shall now hand back to the Chairman.

Contacts

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www.riotinto.com

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